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September 25, 2012

VIA EDGAR

Sonia Gupta Barros (Mail Stop 3010)

Special Counsel

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Re:	Comments to Post-Effective Amendment No. 4 to

Registration Statement on Form S-1 Filed September 6, 2012

(File No. 333-166321) for Campbell Global Trend Fund, L.P.

Dear Ms. Barros:

Thank you for your comment letter dated September 17, 2012 (the “Comment Letter”), addressed to Thomas P. Lloyd, General Counsel of Campbell & Company, Inc. (the “Managing Owner”), in connection with Post-Effective Amendment No. 4 to Form S-1 for Campbell Global Trend Fund, L.P. (The “Fund”).

This letter responds on behalf of the Managing Owner to the questions and comments you raised. We have included all comments from the Comment Letter into our response letter and we will respond accordingly. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

1.	It appears your most recent Section 10(a)(3) updated for December 31, 2011 financial statements was required by April 30, 2012. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933.

Response:

We respectfully submit the use of the prospectus declared effective January 6, 2010 after April 30, 2012 complies with Section 10(a)(3). Section 10(a)(3) requires that, “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use.” Section 2(a)(8) defines the term “registration statement” to include the original registration statement provided for in Section 6 and “any amendment thereto.” Post-Effective Amendment No. 3 to the captioned registration statement was declared effective on January 6, 2012. The audited financial statements contained in the prospectus forming a part of Post-Effective Amendment No. 3 were dated as of December 31, 2010; they were less than 16 months old as of the January 6 effective date, and therefore no update is required until October 5, 2012, the anticipation of which prompted the filing of the Post-Effective Amendment that is the subject of this comment.

Section 10(a)(3) does not differentiate between the effective date for an original filing under Section 8(a) and the effective date for a post-effective amendment under Section 8(c). We respectfully submit it is reasonable to interpret Section 10(a)(3) to refer to the effective date of the most recent post-effective amendment to a registration statement.

We are aware that the staff of the Division of Corporation Finance (the “Staff”) has taken the view that the use of a post-effective amendment to a registration statement does not introduce a new effective date for the registration statement for purposes of compliance with Section 10(a)(3). Tulstar Factors Inc., SEC No-Action Letter (June 22, 1978) (“Tulstar”). In Tulstar, the Staff pointed out that this position is set forth in a letter dated April 11, 1961, from Andrew Barr, the Commission’s Chief Accountant, to Frank T. Weston of Arthur Young & Co (the “Barr Correspondence”). We are also aware that the Staff amended Section 1220.6 of its Financial Reporting Manual on June 30, 2011 to state that filing a post-effective amendment does not start a new nine-month period.

The Barr Correspondence does not appear in the public record. To the extent we can make any inferences from information available to the public, the position appears to be that “effective date” in Section 10(a)(3) means only an effective date under Section 8(a) and not an effective date under Section 8(c). The basis for this construction is not obvious in the grammar of Section 10(a)(3).

We respectfully suggest that, in view of changes to regulation and procedure under the Securities Act in the years since the Barr Correspondence, it should not express the current view of the Commission or the Staff. When the Barr Correspondence was written in 1961 and when it was endorsed by the Staff in 1978, the Commission’s rules permitted delayed or continuous offerings only in certain limited circumstances.1 Tulstar preceded the final adoption of Rule 415 by nearly five years. Section 1220.6 of the Staff’s Financial Reporting Manual appears to be the Staff’s endorsement of the position taken by the Staff in Tulstar, and older, unidentifiable no-action letters dating to the 1960s, before the adoption of Rule 81. The Commission’s more recent thinking is reflected in subsequent regulation. The Barr Correspondence, dating back more than fifty years, reflects the administrative practice of a time when an offering of the type currently being conducted by this issuer was heavily disfavored, a hostility the Commission abandoned with the adoption of integrated disclosure in 1982. Subsequent rule changes make most historical distinctions as among original registration statements, post-effective amendments, and, in many cases, prospectus filings under Rule 424 academic. All of these actions tacitly suggest that the Barr Correspondence and Tulstar are not correct technical perspectives under current regulation.

1 Guides for preparation and filing of registration statements under the Securities Act of 1933, Securities Act Release No. 4936, 33 Fed. Reg. 18617 (Dec. 3, 1968), Guide 4, Registration of Securities for Delayed Offering. See also Carlos Israels & George Duff, When Corporations Go Public, 115-16, 208 (1962).

The construction expressed in the Barr Correspondence, as explicated in Tulstar, presents certain interpretative problems of its own. It appears to read Section 10(a)(3) as if it said, “when a prospectus [forming a part of a registration statement] is used more than nine months of the effective date of the registration statement [provided in Section 8(a)], the information contained therein shall be of a date not more than 16 months prior to such use.” An alternative and more natural interpretation of the text is that Section 10(a)(3) refers to the most recent effective date under Section 8. Such an interpretation would basically state that the aging requirements for information in a prospectus forming part of a post-effective amendment would be the same as those for a new registration statement, which we believe would be consistent with the Staff’s general disclosure expectations. Otherwise, if the same post-effective amendment at issue had been filed and declared effective on the same date as an original registration statement, the prospectus therein would not have become stale until nine months after the date of effectiveness of that (hypothetically original) registration statement. Indeed, if Post-Effective Amendment No. 4 had been styled as a new registration statement, the Staff certainly would not have raised the question to which we now respond. That the styling of a filing as a post-effective amendment, as opposed to an original registration statement, should lead to such divergent results suggests that the Barr Correspondence should be reconsidered.

If the Staff is unwilling to reconsider the Barr Correspondence, then, with a view to avoiding future controversy of this nature, the Fund and the Managing Owner, going forward, would be prepared to undertake that they will update the Fund’s prospectus so that when a prospectus is used more than nine months after the initial effective date of the registration statement of which it forms a part, the information contained therein shall be as of a date not more than 16 months prior to such use. The Staff should understand, however, that the rules of the Commodity Futures Trading Commission (the “CFTC”) require that the prospectus for a publicly offered commodity pool such as the Fund be updated every nine months. CFTC rules also provide that performance information included in a prospectus must be current as of a date not more than three months preceding the date of the prospectus. Given these requirements, to update financial disclosure would require a complete update of the prospectus, at a cost to investors of approximately $80,000 to $100,000 per update in legal, printing, and Edgarizing costs. This would be required to be accomplished during the limited window of time between the filing of the Fund’s annual report and April 30 of each year.

2.	Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the registration statement on or after May 1, 2012.

Response:

Section 5(a). The captioned registration statement was initially declared effective on August 6, 2010. Post-Effective Amendment No. 1 was declared effective on May 2, 2011. Post-Effective Amendment No 3 was declared effective on January 6, 2012. The registration statement has not expired pursuant to Rule 415(a)(5). Consequently, all sales complied with the requirements of Section 5(a). It is a long-settled understanding that the “filing of a post-effective amendment does not suspend the effectiveness of a registration statement.”2

Section 5(b). The Fund and the Managing Owner have no reason to believe that there has been any failure to comply with applicable prospectus delivery requirements. Indeed, applicable rules of the Commodity Futures Trading Commission require that the Managing Owner deliver the prospectus to each investor and receive an acknowledgment of receipt thereof from each investor prior to the completion of a sale. So, if there has been any non-compliance with Section 5(b), it must hinge upon the requirement that the prospectus comply with subsection (a) of Section 10 and, in particular, clause (3) thereof. As discussed in the response to Question 1, above, the Fund and the Managing Owner respectfully submit that there has been no prima facie failure to comply with Section 10(a)(3) and that the registration statement at all times included a prospectus that complied with the requirements of Section 10 and Form S-1.

If the Staff is of the view that sales made by the Fund on May 1, June 1, July 1, August 1 and September 1 were not compliant with Section 5(b), we respectfully submit that any non-compliance was immaterial for the following reasons:

•	The Fund’s annual report was filed timely and complied in all material respect with the requirements of the form. It was available publicly via EDGAR at all relevant times.

•	The package of material actually delivered to each investor who purchased shares on May 1, June 1, July 1, August 1 and September 1 included a copy of the Fund’s monthly Statement of Changes in Net Asset Value, including a Statement of Income (Loss) as of the close of the preceding month. This abbreviated financial statement gives potential investors up-to-date information that is highly relevant to their decision whether or not to invest, including additions and redemptions, net income or loss, and detailed information about expenses and fees for the preceding month.

2 Louis Loss, Joel Seligman, & Troy Paredes, Securities Regulation 851 (4th ed. 2011).

•	The Fund has filed a monthly Statement of Changes in Net Asset Value, including a Statement of Income (Loss), as a prospectus supplement pursuant to Rule 424(b)(3) each month since the effective date of Post-Effective Amendment No. 3 on January 6, 2012. These monthly statements are required to be delivered to prospective pool participants by the Part 4 Rules of the Commodity Futures Trading Commission. In light of the fact that this issuer is an investment fund, not an operating business, this information is far more relevant to an investment decision than the financial statements of the issuer, which are not probative of the merits or risks of investing in a commodity pool.

•	Sales made during the relevant period were limited in amount and statutorily cognizable losses would be difficult to demonstrate. The aggregate amount of shares sold on May 1, June 1, July 1, August 1 and September 1 were $120,350, $189,836.67, $75,542.58, $371,600.00 and $65,357.35, respectively. The shares are not listed on a securities exchange, but are redeemable at their net asset value at the option of the holder on any month end. Neither the Fund nor the Managing Owner has received any communication from any purchaser of Shares on any relevant date to the effect that such shareholder feels the disclosure they received was inadequate in any respect.

•	If the shares of the Fund were listed on a national securities exchange, the Fund would be eligible to register its shares on Form S-3 and incorporate by reference both past and future periodic reports of the Fund filed under the Securities Exchange Act, which are available to the public to the same extent as those of issuers eligible to register shares on Form S-3. All other elements of the eligibility criteria for Form S-3 are met by the issuer. The Fund is rare in this regard, and therefore any dispute as to the adequacy of the disclosures provided in this shelf registration would not be likely to have any material impact on securities markets in the United States or the confidence of investors therein as to the quality of the disclosure regime applicable to issuers of securities to the public in the United States.

•	The Fund could have incorporated by reference in its prospectus its 2011 Form 10-K by means of a post-effective amendment filed after the filing of its Form 10-K on March 30, 2012. However, such a course of action would have required the Fund and the Managing Owner to update the entire prospectus, including all performance information for all classes, and clear the prospectus included in such a post-effective amendment with the National Futures Association prior to use, at a substantial cost to investors, with no clear disclosure benefit accruing to investors as a result. The cost to investors each time the prospectus is updated has ranged from approximately $80,000 to approximately $100,000.

Section 5(c). A registration statement was on file at all times relevant to the instant question, and the registration statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the Securities Act. Consequently, the issuer was compliant with the requirements of Section 5(c) prima facie.

Conclusion. We respectfully submit that the use of the registration statement after April 30, 2012, was in conformity with Section 5 because (i) notices of effectiveness were issued with respect to the initial registration statement and Post-Effective Amendments 1, 2 and 3 thereto, (ii) each person who purchased securities of which the Fund was the issuer during all relevant periods received a prospectus that complied with Section 10 in accordance with Section 5(b), and (iii) a registration statement was on file at all times relevant to the instant question.

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell

James C. Munsell

Enclosure

cc: Thomas P. Lloyd